UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K / A
Amendment #1

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

This Amendment #1 is being filed to include the signature page and exhibit index which was inadvertently excluded.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
INDEX	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	5

Notes to Financial Statements, December 31, 2010 and 2009	6-14

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2010	15-16

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers
Atlanta, Georgia
June 29, 2011

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments, at fair value
AGL Resources Inc. common stock	$101,168,210	$111,207,453
Mutual funds	131,053,005	114,538,115
Common/collective trust funds	47,599,662	40,146,156

Total investments	279,820,877	265,891,724

Cash	45,644	73,678
Contribution receivables
Employer	240,518	215,517
Participant	605,457	520,454
Notes receivable from participants	6,769,420	6,006,439
Receivable for securities sold	16,514	30,277
Accrued Interest	20,732	20,631
Total assets	287,519,162	272,758,720

LIABILITIES
Total liabilities	-	-
Net assets available for benefits, at fair value	287,519,162	272,758,720

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(821,425)	(492,182)
Net assets available for benefits	$286,697,737	$272,266,538

The accompanying notes are an integral part of these financial statements.

4

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$12,805,095
Interest	353,065
Dividends	3,527,380
Dividends on AGL Resources Inc. common stock	4,376,214
21,061,754
Contributions
Participant	12,988,774
Employer	6,488,370
19,477,144

Total additions	40,538,898

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(25,989,887)
Administrative expenses	(117,812)
Total deductions	(26,107,699)
Net increase	14,431,199
Net assets available for benefits
Beginning of year	272,266,538
End of year	$286,697,737

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings
Plus Plan (the “RSP Plan”) is provided for general information purposes only. Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement. The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan.  The expenses of the RSP Plan consist of disbursements, transaction fees, and loan issuance and maintenance charges. These expenses are paid by the RSP Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits. In addition, disbursements are made at the Committee’s request.

Since February 1, 2007 the Committee has engaged a trustee, Bank of America, N.A. (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  Since January 11, 2008, Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group has served in the role of record keeper for the RSP Plan.  Since January 15, 2008, Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group has also served in the role of custodian for the RSP Plan.

Contributions

Employee Contributions: Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis. A participant also may contribute up to 10% of compensation on an after tax basis. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The RSP Plan currently offers twenty mutual funds, two common investment trust funds and the Company’s common stock as investment options for participants.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Company Matching Contributions: Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period. Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided, that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation. If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until December 31, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions or, effective January 1, 2009, are applied to RSP Plan expenses incurred with respect to administering the RSP Plan. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $133,023 and $133,777, respectively. In 2010 and 2009, the RSP Plan did not use any of the forfeited non-vested account balances to decrease contributions.  In 2010 and 2009, the RSP Plan applied $30,914 and $42,928, respectively, to RSP Plan expenses.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service Completed by Employee	Percentage Vested of Matching Contributions

Less than 1 year	0%
1 years	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

AGL RESOURCES INC
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator. Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants greater than age 59 ½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant. Otherwise, a participant may delay the distribution of his or her account until 60 days after the end of the Plan year following the later of (i) the year in which the participant reaches age 70½, (ii) the year in which the participant retires, (iii) the year in which the participant reaches 10 years of participation, or (iv) the year in which the participant actually incurs severance from employment.

Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions will, generally, be subject to 20% income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts. Such borrowings represent loans to the participant and notes receivable to the RSP Plan. The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Administrative Committee or the least of (a) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (b) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (c) 50% of the participant’s vested account balance.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The notes receivable to the RSP Plan are secured by the loan balance in the participant’s account and bear interest at fixed rates that range from 3.25% to 10.5%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending as of the origination date.  As of December 31, 2010, this rate of interest was the prime rate plus 1%.  Interest is computed monthly.

A participant may not have more than one general purpose loan and one residential loan outstanding at any time. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding RSP Plan loan will become due and payable in full at that time. However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (except for benefits paid to participants which are recorded when paid).

New Accounting Standards

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the RSP Plan’s financial statement disclosures.

Effective January 1, 2010, the RSP Plan adopted new guidance, which requires participant loans to be presented as Notes Receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, participant loans were presented as Investments and reported at fair value.  The change was implemented as a change in accounting principle, which required retrospective application upon adoption (i.e. the prior period amounts have been conformed to the current year presentation).

The effects of the change included a reclassification of $6,006,439 as of December 31, 2009 from Investments to Notes receivable from participants.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this update will have a material impact on the RSP Plan’s financial statements.

Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

AGL RESOURCES INC
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Investment Valuation and Income Recognition

The RSP Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date (exit price).  See Note 4, Fair Value Measurements, for discussion of fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.  The RSP Plan invests in investment contracts through a common investment trust.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the common investment trust as well as the adjustment of the investment in the common investment trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsible contracts through a common investment trust which are on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The RSP Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the RSP Plan participants’ earnings.

3. Investments

The following presents the fair values of investments that represent 5 % or more of the RSP Plan’s net assets as of December 31, 2010 and 2009:

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

	Shares/Units		Amount
	2010	2009	2010	2009

AGL Resources Inc. Common Stock	2,821,986	3,049,286	$101,168,210	$111,207,453
American Europacific Growth Fund	462,509	462,832	19,106,246	17,717,193
Invesco Stable Value Trust, at contract value	28,703,596	24,582,495	28,703,596	24,582,495
Harbor Capital Appreciation	547,786	569,402	20,114,719	18,773,181
Western Asset Core Plus Fund	1,495,689	1,456,715	16,123,525	14,771,087
Diamond Hill Large Cap Fund	1,919,562	1,919,738	28,447,906	26,204,422
Equity Index Trust XIII	1,599,526	1,533,213	18,074,641	15,071,479

Net appreciation in fair value of investments for the year ended December 31, 2010 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. common stock	$(1,462,465)
Mutual funds	11,926,861
Common/collective trust funds	2,340,699
Total	$12,805,095

4. Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1:
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:

Pricing inputs include significant inputs that are less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:
Common stocks:	Valued at the closing price per unit on each business day on the active market in which the securities are traded. These securities are generally categorized in Level 1.
Common/collective trusts:
The investments include a stable value trust and an index trust.  The investments are valued based on the unit value as reported by the trustee for each common collective trust, which is determined as of the close of each business day. Participants’ units are issued and redeemed at unit value (contract value for the stable value trust) at the end of each day. Were the RSP Plan to initiate a full redemption of the stable value trust investment, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner and in compliance with the trust’s notice provisions.  These securities are generally categorized in Level 2.

Mutual funds:	Valued at the net asset value of shares held by the plan each business day. These securities are generally categorized in Level 1.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The following tables show the fair value of the RSP Plan investments as of December 31, 2010 and 2009:

                                           Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Common stocks	$101,168,210	$-	$-	$101,168,210
Mutual funds Domestic equity	70,032,181	-	-	70,032,181
International equity	23,882,732	-	-	23,882,732
Asset allocation	15,680,044	-	-	15,680,044
Fixed income	21,458,048	-	-	21,458,048
Common/collective trust Stable value trust	-	29,525,021	-	29,525,021
Index value trust	-	18,074,641	-	18,074,641

Total investments	$232,221,215	$47,599,662	$-	$279,820,877

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

                                           Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Common stocks	$111,207,453	$-	$-	$111,207,453
Mutual funds Domestic equity	61,790,453	-	-	61,790,453
International equity	21,031,576	-	-	21,031,576
Asset allocation	13,051,508	-	-	13,051,508
Fixed income	18,664,578	-	-	18,664,578
Common/collective trust Stable value trust	-	25,074,677	-	25,074,677
Index value trust	-	15,071,479	-	15,071,479

Total investments	$225,745,568	$40,146,156	$-	$265,891,724

5. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. If the RSP Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of   benefits under the provisions of the RSP Plan were allowable. In the event of the RSP Plan termination, participants would become 100 % vested in their employer contributions.

6. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Subsequent to December 31, 2010, the RSP Plan obtained a favorable determination letter dated May 25, 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

7. Related Party Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons. The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock and a common collective trust fund managed by Bank of America, N.A., an affiliate of the Trustee and recordkeeper of the RSP Plan. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8. Risks and Uncertainties

The RSP Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value
	Invesco Stable Value Trust	Common Investment Trust		$29,525,021

*	Equity Index Trust XIII	Common Investment Trust		18,074,641
				47,599,662

*	AGL Resources Inc.	Common Stock		101,168,210

	Harbor Capital Appreciation	Mutual Fund		20,114,719

	Pimco Total Return	Mutual Fund		5,334,523

	Dodge & Cox International	Mutual Fund		4,347,773

	Diamond Hill Large Cap Fund	Mutual Fund		28,447,906

	Wells Fargo Target 2010	Mutual Fund		1,168,383

	Wells Fargo Target 2020	Mutual Fund		3,351,843

	Wells Fargo Target 2030	Mutual Fund		2,208,973

	Wells Fargo Target 2040	Mutual Fund		522,764

	Wells Fargo Outlook Today	Mutual Fund		495,770

	Artio Intl Equity Fund II CL I	Mutual Fund		428,713

	Aston/River Road Select Value Fund	Mutual Fund		8,270,508

	Alger Smidcap Growth Fund CL I	Mutual Fund		9,986,554

	Wells Fargo Target 2050	Mutual Fund		226,461

	Wells Fargo Target 2045	Mutual Fund		178,554

	Wells Fargo Target 2035	Mutual Fund		886,092

	Wells Fargo Target 2025	Mutual Fund		3,693,427

	Wells Fargo Target 2015	Mutual Fund		2,947,778

	American Europacific Growth	Mutual Fund		19,106,246

	Davis Selected American Shares	Mutual Fund		3,212,493

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value

	Western Asset Core Plus Fund	Mutual Fund	16,123,525
			131,053,005
*	Notes Receivable from Participants	Various maturities	6,769,420
		(Interest rates from 3.25% - 10.5%)
			$286,590,297
* Denotes parties-in-interest.
** Cost information not required for participant-directed accounts under an individual account Plan.

SIGNATURES

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 29, 2011	Bryan E. Seas
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm